UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                  Commission File Number 1-2207

                        NOTIFICATION OF LATE FILING


(Check One):      [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K [X] Form 10-Q
                  [ ] Form N-SAR
                  For Period Ended: July 4, 1999
                                    ------------
                  [ ] Transition  Report on Form 10-K
                  [ ] Transition  Report on Form 20-F
                  [ ] Transition  Report on Form 11-K
                  [ ]  Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended: __________________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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PART 1--REGISTRANT INFORMATION

TRIARC COMPANIES, INC.
--------------------------
(Full Name of Registrant)


------------------------------
(Former Name if Applicable)

280 Park Avenue
----------------------------------------------------------
(Address of Principal Executive Office (Street and Number))

New York, New York 10017
--------------------------
(City, State and Zip Code)

PART II--RULES 12B-25(B) AND (C)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           | (a) The reasons described in reasonable detail in Part III of this | form could not be eliminated without unreasonable effort or | expense;
           | (b) The subject annual report, semi-annual report, | transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or
[X] | portion thereof, will be filed on or before the fifteenth calendar | day following the prescribed due date; or the subject quarterly | report or transition report on Form 10-Q, or portion thereof
           | will be filed on or | before the fifth calendar day following the | prescribed due date; and
           | (c) The accountant's statement or other exhibit required by | Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         Triarc Companies, Inc. (the "Company") could not complete the electronic filing of its Quarterly Report on Form 10-Q for the fiscal quarter ended July 4, 1999 (the "Form 10- Q") by the prescribed filing date of August 18, 1999 without unreasonable effort or expense as a result of the following:

         On July 19, 1999 the Company sold (the "Partnership Sale") substantially all of its interests in National Propane Partners, L.P. (The "Propane Partnership") and a subpartnership National Propane, L.P. (The "Operating Partnership") to Columbia Propane, L.P. ("Columbia"). Prior to the Partnership Sale, the Company owned a 42.7% combined interest in the Propane Partnership and the Operating Partnership. The Company expects that the Partnership Sale will result in a gain, the amount of which has not yet been determined. Under the Partnership Sale, the Company retained a 1% limited partnership interest in the Operating Partnership, which continues to exist as a subsidiary partnership of Columbia, and National Propane Corporation, a subsidiary of the Company, provided an indemnification (the "Propane Indemnification") of the purchaser for any payments the purchaser must make, after recourse to the Operating Partnership's assets, related to the purchaser's obligations under certain of the Operating Partnership's debt, aggregating approximately $138,000,000 as of July 19, 1999, if the Operating Partnership is unable to repay or refinance such debt. The required accounting related to the Partnership Sale was not resolved until just prior to the prescribed filing date of August 18, 1999. Such accounting requires that the Company's historical financial statements be restated to present the Company's interests in the Propane Partnership and the Operating Partnership as discontinued operations. Such required restatements and the resulting revisions to the disclosures throughout the Form 10-Q could not be finalized in time to file the Form 10-Q by the prescribed filing date.


PART IV--OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification
    Fred Schaefer                 (212)                      451-3000
    -------------               -----------             ------------------
       (Name)                   (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If answer is no, identify report(s).   [X] Yes    [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Annex A hereto.

                              TRIARC COMPANIES, INC.
                   ------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 19, 1999              By:/s/ Fred H. Schaefer
                                   ------------------------
                                   Fred H. Schaefer
                                   Vice President and Chief Accounting Officer

                                                                        Annex A


     For the reasons stated in Part III to this Form 12b-25, the condensed consolidated financial statements of the Company for the quarterly period ended July 4, 1999 have not been completed. The Company, however, expects to report in its Form 10-Q, with respect to the six months ended July 4, 1999, revenues of $429.0 million, operating profit of $34.7 million and net loss of $9.1 million compared with revenues of $404.9 million, operating profit of $32.7 million and net income of $12.3 million for the six months ended June 28, 1998. With respect to the three months ended July 4, 1999, the Company expects to report revenues of $250.8 million, operating profit of $25.6 million and net income of $4.2 million compared with revenues of $232.9 million, operating profit of $22.8 million and net income of $8.1 million for the three months ended June 28, 1998. The increase in revenues in the 1999 periods compared with the 1998 periods is due to higher revenues of the Company's premium beverage segment reflecting both higher volume and higher average selling prices. The increase in operating profit in the 1999 periods is due to higher gross profit reflecting the increase in revenues noted above and higher gross margin percentages, partially offset by higher operating costs and expenses in the 1999 periods, including a non-recurring capital structure reorganization related charge. The change to a net loss for the six-month period ended July 4, 1999 from net income for the six-month period ended June 28, 1998, despite the previously discussed increase in operating profit, resulted from the after-tax effect of higher net non-operating expenses, particularly interest expense, a loss from discontinued operations in the 1999 period compared with income from discontinued operations in the 1998 period and an extraordinary charge in the 1999 period related to the early extinguishment of debt. The decrease in net income for the three-month period ended July 4, 1999 compared with the three-month period ended June 28, 1998, despite the previously discussed increase in operating profit, is due to the after-tax effect of higher net non-operating expenses, particularly interest expense, and a higher effective income tax rate in the 1999 quarter.